UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Standex International Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

854231107

(CUSIP Number)

Deborah A. Rosen, Standex International Corporation, 6 Manor Parkway, Salem, New Hampshire 03079, 603-893-9701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854231107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Standex International Corporation Employees’ Stock Ownership Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) ...........................................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : Not Applicable

6.	Citizenship or Place of Organization: Boston, Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power : 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 580,256.00

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,256.00

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11): 4.67% as of September 30, 2006

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer
This statement relates to the Common Stock of Standex International Corporation, the issuer of such securities, which has executive offices at 6 Manor Parkway, Salem, New Hampshire 03079.

Item 2.	Identity and Background
(a)

The Standex International Corporation Employees' Stock Ownership Trust (the "Trust"), which is filing this Schedule 13D, is a trust formed in Massachusetts in 1975.  Fidelity Management Trust Company, 82 Devonshire Street, Boston, MA  02109, is the trustee and Standex International Corporation is the sponsor.

	(b)	Not Applicable
	(c)	Not Applicable
	(d)	The Trust has not, in the last five years, been convicted in any criminal proceeding.
(e)

The Trust has not, in the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

The shares of Standex International Corporation are being acquired, distributed or disposed of, by the Trust in order to respectively fund or make distributions to participants in connection with the Standex International Corporation Employees' Stock Ownership portion of the Retirement Savings Plan (the "Plan"), which portion is an employee stock ownership plan under Section 401(a) of the Internal Revenue Code.  The Trust will continue to acquire shares of the Common Stock of Standex International Corporation as either funds or shares of Common Stock of Standex International Corporation are made available to it through contributions by Standex International Corporation.

Item 5.	Interest in Securities of the Issuer
	(a)	The Trust beneficially owns 580,256.00 shares of the Common Stock of Standex International Corporation which represents 4.67% of the issued and outstanding Common Stock as of September 30, 2006
(b)

The Trustee of the Trust has the sole power to dispose or direct the disposition of shares from the Trust but only pursuant to the Standex International Corporation Employees' Stock Ownership Trust Agreement (the "Trust Agreement") and the Plan.

Participants in the Plan have the power to vote the shares allocated to their respective accounts under the Plan.

	(c)	Not Applicable

	(d)	Not Applicable
	(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Standex International Corporation
Retirement Savings Plan

By: /S/ Deborah A. Rosen
Deborah A. Rosen
For the Administrative Committee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 17 U.S.C. 1001).